Exhibit 99.1

GEOLOGICAL REPORT

on the

WHEATON RIVER PROPERTY

NTS 105 D-6
Latitude 60 16'N, Longitude 135 06' W
Whitehorse Mining District

for

Iscis Holdings Ltd.
102 - 9323 Gallant Ave.
North Vancouver , British Columbia
V7G 2C1

by

W. TIMMINS, P.Eng.

January, 2006

TABLE OF CONTENTS

APPENDIX A - CERTIFICATE OF QUALIFICATIONS

APPENDIX B - REFERENCES

                                                                                                                  Following
LIST OF FIGURES                                                                                         Page

ii

LIST OF TABLES

Table 1            Table of Claims ..................................................................................... page 2
Table 2            Table of Formations ................................................................ following page 5
Table 3            List of Mineral Occurrences ................................................................. page 14

iii

EXECUTIVE SUMMARY

Iscis Holdings Ltd. has acquired the AAV 1-9 mineral claims located in Canada's Yukon Territory. The property is situated some 40 kilometres south of Whitehorse, Yukon Territory's capital city.

The claims are accessible via an all-weather gravel and paved government maintained road system which includes a tidewater port road link to Skagway, Alaska. The claims are linked by a secondary road with the Mt. Skukum gold mill approximately 20 kilometres away, although a minor amount of new road construction would shorten the distance appreciably.

The Mount Skukum mill is a modern 500 ton per day gold silver production facility that is capable of producing both dore bars and metal concentrates depending on the type of ore being processed. The mill is currently idle while it's owners develop new reserves at nearby underground - mineable deposits on their own claims.

The property has been progressively explored since 1983 with work to date including road construction, bulldozer trenching, grid controlled geophysical, geochemical, and geological surveying and prospecting. Work to date has a replacement value exceeding US $ 400,000.

The Wheaton River Project of Iscis Holdings Ltd. has the potential to host two or more Mt. Skukum style high grade gold silver occurrences. Of particular interest is an area where extensive mineralized boulder "trains" occur down slope from a geophysical/geochemical anomaly. A second target occurs where one trench tested a geochemical anomaly, achieved bedrock exposure and assayed 341 grams per tonne (11.0 oz/ton) silver over a 5 metre (16.5 feet) silicified limestone horizon.

If a significant precious metal zone can be outlined at the Iscis Holdings Ltd. Wheaton River Property, the Mt Skukum milling and mining operation would be available to act as project operator in order to secure additional mill feed for what is now being organized as a regional custom milling operation. The Mt Skukum concept is to develop their own two larger scale mining operations to supply the bulk of the ore production with smaller satellite operations of their own and others, including Iscis Holdings Ltd. prospects, increasing efficiency of the milling operation by supplying mill feed to operate at full capacity.

INTRODUCTION

Iscis Holdings Ltd. has agreed to purchase the "AAV 1-9" property, located in the Wheaton River District of Southwest Yukon, The nine claims, cover occurrences of gold and silver mineralization in at least two environments. Some of the mineralization is related to Eocene Skukum Group volcanics, which hosted the Mt. Skukum Gold Mine nearby. Previous exploration by other groups on the property includes soil geochemical and geophysical surveys, geological mapping, bulldozer and blast trenching and (prior to World War II) underground drifting. The Iscis Holdings Ltd.'s property is considered to represent a geological environment permissive to contain significant gold-silver occurrences.

DISCLAIMER

This report was initiated by the President of Iscis Holdings Ltd. to evaluate the area of the claim group and to recommend an exploration program to develop its mineral prospects, to be filed with the appropriate regulatory bodies.

A two phased program of exploration is hereby recommended at a total estimated cost of US $25,000. The author is familiar with the claims having consulted on exploration programs conducted there during the 1980's and visited the property in 1999.

LOCATION INFRASTRUCTURE AND ACCESS

Iscis Holdings Ltd.'s Wheaton River claims cover a broad northwest trending ridge south of Pugh Peak (referred to locally as "Gold Hill"), extending from the Wheaton River to Hodnett Lakes on NTS Map Sheet 105D-6. The property lies 24 miles south of Whitehorse at geographical coordinates 60 16'N latitude, 135 06'W longitude (see Figures 1 and 2).

The Alaska and Klondike Highways, and the Wheaton River-Mount Skukum all-season gravel road provide access to the area. A four-wheel drive road follows Thompson Creek from the Wheaton Road to the property. Presently access to the claims is on foot or by helicopter because the road is closed by a slide. The claims are linked by a secondary road with the Mt. Skukum gold mill approximately 12 miles away, although a minor amount of new road construction would shorten the distance appreciably.

The town of Whitehorse, Yukon Territory's capital city has an experienced work force that is familiar with mining and all aspects of mineral development.

The Mount Skukum mill is a modern 500 ton per day gold silver production facility that is capable of producing both dore bars and metal concentrates depending on the type of ore being processed. The mill is currently idle while it's owners develop new reserves at nearby underground - mineable deposits on their own claims. The Mt Skukum concept is to develop their own two larger scale mining operations to supply the bulk of the ore production with smaller satellite operations of their own and others increasing efficiency of the milling operation by supplying mill feed to operate at full capacity.

PHYSIOGRAPHY, CLIMATE AND VEGETATION

The Wheaton River district lies in the Boundary Ranges of the Coast Mountains, a rolling uplands area featuring prominent peaks and steep-walled stream and river valleys. Glacial action has modified major river valleys to deep U-shaped drainages with terrace and outwash deposits. Topographically, the area becomes progressively more severe to the southwest, culminating in 8,200 foot mountains and ice fields at the headwaters of the Wheaton and Watson Rivers.

A maximum elevation of 6000 feet is reached on the lscis Holdings Ltd. claims while the lowest lying feature is Wheaton River at 2900 feet. The claims cover a northwest-trending ridge extending from the Wheaton River to Hodnett Lakes. Outcrop is common on steep slopes descending from the rounded ridge top. The effects of local alpine glaciation are evident on the northern side of Pugh Peak, where cirques and tarns are present.

Southwestern Yukon has a dry sub-arctic climate, locally modified by the Pacific Ocean. Summer temperatures average 54°F and annual precipitation totals 160inches. The exploration season lasts from May until October.

Vegetation in the upland consists of dwarf grasses, moss and lichen.

Timber is restricted to the main valleys at elevations below 4,000 feet.

PROPERTY

Iscis Holdings Ltd.'s Wheaton River claims are located in the Whitehorse Mining District of Yukon Territory. The property consists of 9 claims as detailed in Table 1 of this report, and shown on Figure 2.

TABLE I

CLAIM STATUS

Claim Name	Grant Numbers	Current Expiry Date
AAV 1-9	YC 19166 - 174	August 19, 2006

HISTORY OF EXPLORATION

The Wheaton River/Lake Bennett district was first explored by prospectors travelling along the major lakes and rivers of southwestern Yukon in the early 1890's. The original claims recorded in the district were those of prospectors Corwin and Rickman who, in 1893, located antimony showings on Carbon Hill and gold-silver bearing quartz veins at an undisclosed site.

The Klondike Gold Rush brought a great influx of people to the Yukon, many of whom crossed Lake Bennett en route to Dawson City. Some of these individuals strayed into the Wheaton Valley, locating claims in the Schnabel Creek drainage in 1903.

More intensive exploration began in 1906 after the discovery of free gold and gold-silver tellurides on Gold Hill by D. Hodnett and J. Stagar, and the rediscovery of the Corwin-Rickman antimony-silver showings on Carbon and Chieftain Hills. Wagon roads were built along the Wheaton River, Thompson Creek and Stevens Creek to provide access to numerous adits and pits on Mount Anderson. Limited mining of high grade gold and silver bearing ore occurred on the Gold Reef vein at the northeastern end of Gold Hill and on the Becker-Cochran (Whirlwind) property on the west face of Mount Anderson. Adits and shafts on Mount Stevens and Wheaton Mountain were probably exploratory; no record of ore production exists.

The Tally-Ho Mine on Tally-Ho Mountain was the most significant operation during the early years of activity in the area. For example, there is a record of a shipment in 1918, of 14 tons of hand-sorted ore grading 2.35 oz/ton gold, 5.1 oz/ton silver and 7% lead which was smelted at Tacoma.

On Montana Mountain, Colonel Conrad and associates developed several gold and silver bearing quartz veins on the slope above Windy Arm, Tagish Lake. A small mill on the shore of Windy Arm processed ore extracted from the Venus, Montana and Big Thing quartz veins between 1906 and 1920.

From the mid-1920's to the late 1960's, little exploration of significance took place. By 1970's, many of the old showings were restaked as an increase in the value of base and precious metals rekindled the interest of prospectors and mining companies in the area. The Venus and Arctic mines operated on Montana Mountain between 1969-1971. The Venus Mine was again rehabilitated during 1980-1981 and a new mill was installed at the southern end of Windy Arm.

The discovery and development of the Mount Skukum Mine, coupled with a dramatic rise in the price of gold and silver caused a methodical staking rush in the Wheaton Valley-Bennett Lake district in the 1980's. The area has developed into a mining camp and exploration and development work has continued at the Goodell and Omni properties

On the area covered by the Iscis Holdings Ltd. claims, recent exploration started in 1984-1985 when Wheaton River Joint Venture performed prospecting, grid development, mapping, geochemical and geophysical surveys, and bulldozer trenching and road building. Mineralized quartz veins and stockworks were discovered in several locations along the 5 kilometre long ridge.

During 1987 and 1988 Ranger Pacific Minerals Ltd. and others performed additional geochemical and geophysical survey work, and blast trenching to better define target zones previously identified and to further explore the property.

During the period 1991 to 2000 exploration work done by the owners has included bulldozer trenching, road construction, geological mapping and prospecting. Exploration and development costs incurred to date, on the Iscis Holdings Ltd. property have a replacement value exceeding US

$400,000 with some US $200,000 being expended since 1996.

REGIONAL GEOLOGY

The geology of the Bennett Lake district was initially mapped by D.D. Cairnes of the GSC, published in Memoir 31 (1912); and later by J. Wheelter, published in Memoir 312 (1961). Recently the region has been remapped by R.A. Doherty & C.J.R. Hart and released as Open File 1988-2. Figure 3 shows the regional geology.

The Wheaton River/Bennett Lake district overlies the boundary between two terranes: (1) the Whitehorse Trough consisting of Mesozoic and Paleozoic folded metavolcanic and metasedimentary rocks, and (2) crystalline rocks of the Coast Plutonic Complex and Yukon Crystalline Terrane, consisting of metasedimentary rocks of the Late Precambrian or Paleozoic Yukon Group intruded by Mid-Cretaceous granite or granodiorite plutons. Both terranes are intruded and overlain by Early Tertiary volcanic rocks of the Skukum Group. Figure 3 shows the regional geology.

The Whitehorse Trough features a complex assemblage of deformed volcanic and sedimentary rocks consisting of the Triassic Lewes River Group, the Lower Jurassic Laberge Group and the Jurassic Tantalus Group. The Lewes River Group consists of andesite, basalt and pyroclastic flows, and foliated marine sedimentary rocks. A narrow but continuous unit of limestone, limestone breccia and quartzite has been traced in a northwesterly direction from the west side of Mount Stevens across Tally-Ho Mountain and Gold Hill to the Hodnett Lakes. Interbedded schists occur with the limestone and volcanic rocks of the Lewes River Group. A narrow band of Tantalus Group conglomerates and Laberge Group siltstones outcrops on Folle Mountain and Idaho Hill; however, rocks of these groups primarily outcrop north and east of the Wheaton River/Bennett Lake district.

Cretaceous granitic rocks of the Coast Plutonic Complex are the most common in the district; typically, they consist of fresh quartz monzonite, granodiorite or quartz diorite. Pendants and masses of Yukon Group quartz-mica schist, gneisses and crystalline limestone occur in the granitic intrusives. The Yukon Group is of Early Paleozoic and Late Precambrian age.

A younger series of andesite and rhyolite flows, tuffs and agglomerates, mapped as the Tertiary Mount Skukum Group, intrude and overlie granitic rocks forming volcanic complexes at Mount Skukum and Mount Macauley. Also, Skukum Group rhyolite and granite porphyry dykes and plugs intrude Lewes River Group rocks and Cretaceous granodiorites throughout the Wheaton River area. Distribution of these Eocene rocks is shown regionally on Figure 4.

Mesozoic and Paleozoic sedimentary and volcanic rocks of the Whitehorse Trough Terrane are deformed and generally metamorphosed to at least lower green schist facies. These units trend north to northwest and are internally complex.

Structurally, the area features major faults, primarily along river valleys, associated with movement in the Coast Plutonic Complex and with Early Tertiary volcanism at Mount Skukum, Mount Macauley and Montana Mountain. The Skukum Group volcanic rocks are equivalent to the Sloko Group of northern British Columbia and the Mount Nansen Group of central Yukon. Late stage features of Skukum Group volcanism include dacite, rhyolite and granite porphyry dykes, emplaced in fracture and fault zones around the volcanic complexes, and quartz or quartz carbonate veining with significant precious and base metal mineralization.

DEPOSIT TYPES

Three types of mineralized veins are recognized in the Wheaton River area (Doherty & Hart, 1988). The following descriptions are from Open File 1988-2, pg. 54.

  Epithermal gold-silver veins associated with northeast-trending normal faults hosted with bi-modal calc-alkaline andesitic volcanics of the Skukum Group and associated with Eocene rhyolite porphyry dykes outside the volcanic complex.

  Antimony-silver veins with silver in argentiferous galena and with or without sphalerite, jamesonite, gold, arsenopyrite and pyrite. The veins are in important east-west trending normal faults cutting Late Triassic and younger granitic rocks.

  Gold-silver and telluride bearing quartz veins spatially related to the "Tally-Ho Shear Zone", sheared and chloritized mafic volcanic rocks and nearby sheared or unsheared granitic rocks and Jurassic Laberge Group arkosic sedimentary rocks.

Mineralization on the AAV 1-9 claims occur as either Type 1 or Type 3 veins and siliceous stockworks.

PROPERTY GEOLOGY

The area covered by the AAV 1-9 claims is primarily underlain by Cretaceous granodiorite of the Coast Plutonic Complex and a northwesterly trending belt of Triassic Lewes River Group metasedimentary and metavolcanic rocks. Dykes and plugs of Early Tertiary Skukum Group volcanic rocks intrude the Mesozoic and Paleozoic rocks.

Porphyry dykes and fracture systems associated with the volcanic center at Mt. Skukum pass through the claim area.

Geology of the property area is shown in Figure 5.

The oldest rocks occurring on the AAV 1-9 claims are limestone, limestone breccia, quartzite, schist, greywacke and argillite, overlain and possibly interbedded with andesitic and basaltic flow rocks, breccias and tuff, collectively known as the Lewes River Group. The limestone unit is generally less than 300 feet wide and is locally deformed by cross-faulting and felsic dykes. Low grade regional metamorphism and deformation of the Lewes River Group has left a widespread schistosity and brittle fracture in the rock.

Mid-Cretaceous plutonic rocks of the Coast Range Complex intrude the older stratified units and consist of equigranular biotite-hornblende granodiorite, with occasional granitic, aplitic, gneissic and pegmatitic phases. Triassic sedimentary rocks were probably silicified and metamorphosed during the intrusive events.

Early Tertiary Skukum Group rhyolite, trachyte and andesite plugs and dykes have intruded the Lewes River Group and the granodiorite along a fracture system crossing the Gold Hill area in a north to northwesterly trend. These felsic volcanic rocks were accompanied by hydrothermal fluids which locally silicified and brecciated the limestone and in the last stages introduced silica-rich fluids into fractures and zones of weakness in Mesozoic and Paleozoic rocks.

DISCUSSION OF ROCK UNITS

TRIASSIC LEWES RIVER GROUP

Limestone, Limestone Breccia, Quartzite

Limestone, limestone breccia and quartzite with some interbedded pelitic horizons occur in a continuous belt of Triassic rocks passing through Gold Hill. Grey-weathering limestone outcrops at the north and south ends of Gold Hill and on the east flank of Gold Hill above Dail Creek. It is also exposed in the bulldozer trenches excavated on the North and 4500N grids.

The limestone is a fine to medium grained, white to blue grey rock occasionally brecciated by narrow quartz and calcite veins or silicified to "quartzite". Minor amounts of siderite, barite and sulphide minerals occasionally occur in the narrow quartz-calcite veins.

At the north end of Gold Hill and on the east face overlooking Dail Creek, the limestone unit is only 15-30 feet wide and is displaced and intruded by granitic and volcanic rocks. On the south end of Gold Hill, the limestone and limestone breccia unit widens to over 300 feet - containing interbedded schist, siltstone and argillite. At the south end of the property, crystalline limestone outcrops in a belt at least 150 feet wide and contains lenses of rusty quartz-carbonate breccia.

In numerous trenches, wide intersections of limestone, limestone breccia and quartzite are well exposed. Notably, in Trench 84-10 a block of limestone occurring between two rhyolite porphyry dykes is brecciated by numerous quartz veins and, in places, altered to a white or orange clay gouge containing fragments of quartz.

Schist, Argillite and Siltstone

Dark grey metasedimentary rocks of the Lewes River Group are interbedded with andesite, basalt and limestone in trenches excavated on the North and 4500N grids. Quartz-sericite schist and graphitic schist occur with brecciated limestone on the 4500N and North grids. Argillite and siltstone are foliated in a northwest direction and contain quartz veins and pods developed along remnant bedding planes and foliations. Local silicification occurs in these metasedimentary units at contacts with Tertiary felsic dykes. Pyritic graphite schist occurs at the south end of Gold Hill with limestone near rhyolite porphyry dykes.

On the northeast face of Gold Hill, the Triassic metasedimentary rocks are intruded by several Tertiary rhyolite dykes. There they are pyritized and silicified, weathering a rusty red colour. The Gold Reef quartz vein occurs in these rocks.

Metavoicanic Rocks

Triassic volcanic rocks ("greenstones") outcrop extensively at the north end of Gold Hill and on the east face of Gold Hill above Dail Creek. Typically,

they are massive green to black, slightly foliated andesite and basalt flows, breccias and tuffs and may contain narrow quartz veins in more foliated sections. Phenocrysts of quartz and feldspar occur in porphyritic andesite at the north end of Gold Hill.

COAST PLUTONIC COMPLEX

Granodiorite

Cretaceous granodiorite talus and outcrop is extensive on the east side of Gold Hill, in the steep walled valleys at the head of Thompson Creek and around Pugh Peak. Aplitic and microgranite phases are common west of Pugh Peak and on the ridge south of the Hodnett Lakes.

Typically, the intrusive rock is a homogeneous, medium grained, biotitehornblende granodiorite or quartz diorite containing minor magnetite. Bulldozer trenching has exposed fresh granodiorite along the western side of Gold Hill where no outcrop is present.

White quartz veins bearing gold and silver mineralization occur in fractures in the granodiorite at the head of Dail Creek and on Gold Hill, Pugh Peak and the ridge south of the Hodnett Lakes.

SKUKUM GROUP

Felsic Volcanic Rocks

Skukum Group felsic volcanic rocks occur as rhyolite, trachyte and dacite porphyry dykes and plugs outcropping on the north face of Gold Hill, south of Pugh Peak and along the ridge top of Gold Hill. Megascopically they weather a light grey to orange colour and contain phenocrysts of quartz, feldspar and occasionally mafic minerals in a fine grained rhyolitic groundmass. Fresh surfaces are buff to brown in colour and contain minor pyrite as an accessory mineral.

On the Gold Hill ridge top, much of the float material is rhyolite and trachyte porphyry, probably derived from several dykes intruding granodiorite in the middle section of Gold Hill. These dykes trend north to northwesterly and are up to 50 feet wide. Minor silicification occurs at contacts with granodiorite.

On the north face of Gold Hill, the rhyolite porphyry dykes weather buff to rusty orange and intrude silicified metasedimentary rocks. Spatially the dykes lie close to the Gold Reef quartz vein; this does not necessarily imply a close genetic relationship.

South of Pugh Peak, a plug of rhyolitic and dacitic porphyritic rocks form extensive talus and outcrop around the head of Schnabel Creek (Folle Intrusion of Smith, 1981; and Pride and Clark, 1985). Quartz veins with cox-comb texture occur in the rhyolite.

In several of the bulldozer trenches, rhyolite porphyry dykes intrude limestone and metasedimentary rocks. Zones of narrow quartz veins and silicification are common in the older rocks near the contacts. An unusual andesitic breccia or pyroclastic rock containing chalcedony, quartz and fragments of limestone, quartzite and rhyolite(?) intrudes limestone in the 4500N grid (Trench 84-10). It is closely associated with nearby rhyolite porphyry dykes and in places is of dacitic composition. The pyroclastic rock (dyke?) is probably of Early Tertiary age.

MINERALIZATION

Gold and silver occur on the AAV 1-9 claims in at least two distinct styles of mineralization. Precious metal values to date have occurred in two types of quartz veins: (1) quartz veins up to 6 feet wide in granite and metasedimentary / metavolcanic rocks, and (2) narrow quartz and/or quartz-calcite veins in limestones, quartzites and schists; and argentiferrous tetrahedrite (silver mineral) occurs disseminated in siliceous pyritic schist (Showing No. 10).

Quartz veins in the first group have a general northwest orientation and are continuous over long distances. The Gold Reef vein is considered a typical example, and has been traced by underground workings, and surface pits for over 1000 feet where the average width has been 5 feet.

Quartz and quartz-calcite veins appear less continuous and have more random orientations; and are generally spatially related to Eocene intrusive rocks.

Occurrences are shown on the Geology Plan and are indicated by numbers summarized in Table "3". Veins No. 1, 2 and float trains ("FT") No. 3, 4, 5, 6 occur at the north end of Gold Hill and are generally similar to the Gold Reef vein. Veins No. 1 and 2 have been traced for approximately 75-100 feet in outcrop and/or hand trench.

Occurrence No. 9 is unique and consists of galena-bearing quartz-calcite veinlets in micro-fractured, hematized, propylitically altered granodiorite. The occurrence is peripheral to the Dawson Charlie fracture, a major northeast trending fault zone.

Occurrence No. 10 is significant because it represents an important width (over 15 feet) of "stratabound" schist replacement grading 11 oz./ton (341.0 grams/t) silver.

Alteration and accessory minerals present around the vein systems include clays (kaolinite, alunite) black and green chalcedonic breccias, fluorite, barite, pyrite and hematite. Morin notes the presence of highly anomalous tellurium in his samples from Gold Reef and Dail Creek veins. Carbonatization is common in andesitic rocks near veins; and carbonatization and massive chloritization are present in the shear zones in andesitic rocks.

CONCLUSIONS

1)     Moderate gold-silver and silver-lead soil geochemical anomalies occur on the North grid; intense "spot" highs are present.

2)     A moderate to strong VLF-EM conductor traces the contact between silicified limestone and granodiorite on the North grid; between rusty schist, limestone and rhyolite porphyry on the 4500N grid, and between limestone breccia and silicified metavolcanic rocks on the south end of Gold Hill. Gold-silver bearing galena and tetrahedrite mineralization has been developed along these contacts.

3)     Significant gold and silver values in quartz veins carrying galena and tetrahedrite occur in the gully at the north end of Gold Hill and in float trains on the ridgetop of Gold Hill. Bulldozer trenching has not yet succeeded in locating this material in bedrock, probably because solifluction transport has been more extensive and more effective than anticipated.

4)     Important silver values occur in silicified limestone breccia and schist cut by numerous quartz veins. Galena and/or tetrahedrite in the narrow quartz veins produced silver values at 10.99 ounces per ton in Trench 84-1 on the North grid and several rock samples contained up to 36.5 ounces per ton silver elsewhere on Gold Hill.

5)     Silica-rich fluids were introduced into fractures primarily in limestone and metasedimentary rocks presumably in the late stages of Skukum Group volcanism.

6)     Base and precious metals accompanied the silica-rich fluids during emplacement into the Triassic rocks, possibly in a multi-phase process of fracturing and fluid injection.

7)     Modern exploration methods applied to previous explored mineralized occurrences on the surface of both the Omni and Goodell properties led, subsequently to the discovery of larger mineralized zones at depth (see Appendix C - A Case Study of Goodell Property).

RECOMMENDATIONS

A two phased program of exploration is recommended for Iscis Holdings Ltd.'s property. Initially, a detailed boulder sampling survey in order to determine mineralized trends and further enhance the data base on the presently known mineralized areas and delineate areas for additional detailed work. Further work consisting of a diamond drill program will be dependant on the results of this Phase I and II program.

RECOMMENDED BUDGET

                                                                                                 US$

Phase I               Geological boulder trend Sampling              $   5,000
                          Assaying Travel                                          $   5,000
                                                               Phase I Total         $ 10,000

Phase II              Geological Mapping                                   $   5,000
                          Geophysical Surveying                                $ 10,000
                                                               Phase II Total        $ 15,000
                                                                                            ======
                                                               Grand Total           $ 25,000

The Recommended Budget includes provision for mobilization and support costs.

APPENDIX A

CERTIFICATE OF QUALIFICATIONS

APPENDIX B

REFERENCES

REFERENCES

Cairnes, D.D., 1916
          Wheaton District, Southern Yukon. GSC Memoir 31.

Davidson, G. & Robertson, R., 1986
          Report on 1985 Exploration Activities - Wheaton River Joint Venture.

Doherty, R.A. & Hart, C., 1988
          Preliminary Geology of Map Sheets 105 D-3 and 105 D-6. Open File 1988-2.

Lambert, M.B., 1974
          The Bennett Lake Cauldron Subsidence Complex, British Columbia
          and Yukon Territory. GSC Bulletin 227.

TABLE 3

 SUMMARY OF MINERAL OCCURRENCES

Assays (g/t)
Name	Coordinates (approx)	Occurrence Numbers	Au	Ag	Length (if any)
MM vein	6700N / 4625E	1	10.20 203.9 9 4.50	555.4 3325.6 233.1	0.48 m 0.90 m 0.60 m
RR vein	6800N / 4800E	2	2.60 11.47	12.4 394.9	- -
FT A	6325N-6525N / 5020E	3	0.90	40.0	-
FT B	6490N / 4935E	4	14.63	496.0	-
FT C	6510N / 4930E	5	26.6	908.3	-
FT D	5550N-5700N / 5300E	6	3.5 3.7	51.4 36.0	- -
GD vein	5500N / 5500E	7	2,2	N/A	0.2 m
Gold Reef vein	5990N / 5460E (portal)	8	3.5 3.7	51.4 36.0	2.0 m 2.0 m
GM vein	5300N / 4450E	9	2.3	55.2	stwk
DI		10	tr	341.0	5.0

Summarized from Davidson, Robertson 1986